                      BlackRock International Growth and Income Trust
                               40 East 52nd Street
                               New York, NY 10022

                                                   May 30, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and
Rule 17g-1 thereunder, I hereby enclose for filing an amendment to the joint fidelity bond (the "Bond") of the BlackRock closed-end funds. This amendment is being filed for the purpose of adding BlackRock International Growth and Income Trust
("BGY") (File No. 811-22032) to the coverage of the Bond.

Enclosed herewith in accordance with Rule 17g-1 please find: (i) a copy of the insurance binder for the endorsement to the Bond adding BGY, (ii) a copy of the resolutions adopted by the Board of Trustees of BGY on April 18, 2007 with respect to these matters and (iii) a copy of the joint insured bond agreement among BGY and the other BlackRock closed-end funds named therein. BGY was added to the Bond effective May 30, 2007, and the Bond will terminate September 29,
2007. In connection with this addition of BGY to the Bond, premiums on the Bond for BGY have been paid through September 29, 2007. Absent the joint fidelity bond,
BGY would have maintained an individual fidelity bond of $1,500,000.

Should you have any questions regarding this filing, feel free to contact me at
(212) 810-3439.

Sincerely,

/s/ Vincent B. Tritto

Vincent B. Tritto
Secretary
BlackRock International Growth and Income Trust

ACORDTM CERTIFICATE OF LIABILITY INSURANCE								DATE 05/15/2007
PRODUCER Frank Crystal & Co., Inc. 32 Old Slip New York, NY 10005 (212)344-2444
THIS CERTIFICATE OIS ISSUED AS A MATTER OF INFORMATION ONLY AND
CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE
DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE
POLICIES BELOW.

INSURERS AFFORDING COVERAGE

BlackRock, Inc. and its Subsidiaries Attn: Brian McLaughlin 40 East 52nd Street New York, NY 10022				INSURER A: National Union Fire Insurance Company of Pittsburgh, PA
INSURER B:
INSURER C:
INSURER D:
INSURER E:
INSURER F:
INSURER G:
COVERAGES

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. AGGREGATE LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE			POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YY)	POLICY EXPIRATION DATE (MM/DD/YY)	LIMITS
	GENERAL LIABILITY						EACH OCCURRENCE		$
	COMMERCIAL GENERAL LIABILITY						FIRE DAMAGE (Any one fire)		$
	CLAIMS		OCCUR				MED EXP (Any one person)		$
MADE
							PERSONAL & ADV INJURY		$
							GENERAL AGGREGATE		$
	GENT AGGREGATE LIMIT APPLIES PER:						PRODUCTS - COMP/OP AGG		$
	POLICY	PRO- JECT	LOC
	AUTOMOBILE LIABLITY						COMBINED SINGLE LIMIT		$
(Ea accident)
	ANY AUTO						BODILY INJURY		$
	ALL OWNED AUTOS						(Per person)
	SCHEDULED AUTOS						BODILY INJURY		$
	HIRED AUTOS						(Per accident)		_
	NON-OWNED AUTOS						PROPERTY DAMAGE		$
	GARAGE LIABILITY						AUTO ONLY - EA ACCIDENT		$
	ANY AUTO						OTHER THAN EACH ACC		$

	EXCESS LIABILITY						EACH OCCURRENCE		$
	OCCUR	CLAIMS MADE					AGGREGATE		$
$
	DEDUCTIBLE								$
	RETENTION $								$
	WORKERS COMPENSATION AND						WC STATU-	OTH-
	EMPLOYERS' LIABILITY						TORY LIMITS	ER
							E.L. EACH ACCIDENT		$
							E.L. DISEASE - EA EMPLOYEE		$
							E.L. DISEASE - POLICY LIMIT		$
A	OTHER - Investment			6738184	09/29/2006	09/29/2007	$25,000,000 - Limit of Liability
Advisors E&O Liability
Evidence of Coverage Only.
CERTICATE HOLDER		ADDITIONAL INSURED; INSURER LETTER __ CANCELLATION
BlackRock International Growth and Income Trust
SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION
DATE THEREOF, THE ISSUING INSURER WILL ENDEAVOR TO MAIL 30 DAYS WRITTEN NOTICE TO
THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO DO SO SHALL IMPOSE NO
OBLIGATION OR LIABILITY OF ANY KIND UPON THE INSURER, ITS AGENTS OR
REPRESENTATIVES.

AUTHORIZED REPRESENTATIVE

ACORD 25-s (7/97)  of 2 #137377                    ©ACORD CORPORATION 1988

IMPORTANT

If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may Require an endorsement. A statement on this certificate does not confer rights to the certificate Holder in lieu of such endorsement(s).

DISCLAIMER

The Certificate of Insurance on the reverse side of this form does not constitute a contract between The issuing insurer(s), authorized representative or producer, and the certificate holder, nor does it Affirmatively or negatively amend, extend or alter the coverage afforded by the policies listed thereon.

                                BGY RESOLUTION
                                --------------

                              Joint Fidelity Bond
                              -------------------

         RESOLVED, that the Board of Trustees of the Trust has determined that the participation by the Trust and other funds, series or accounts managed by the Advisor in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Trust; and further

         RESOLVED, that the agreement between the Trust and other funds, series or accounts managed by the Advisor to enter into the joint fidelity bond (the "Joint Insured Bond Agreement"), be, and it hereby is, adopted and approved substantially in the form previously approved and adopted by the
Board of Trustees on behalf of the BlackRock Closed-End Funds, together with such changes and modifications as the officers of the Trust deem advisable;
and further

         RESOLVED, that the Board of Trustees, including a majority of the
Trustees who are not "interested persons" (as defined in the 1940 Act) of the
Trust or the Advisor, shall review such Joint Insured Bond Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of the Trust, and whether or not the premiums to be paid by the Trust are fair and reasonable; and further

         RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the Securities and
Exchange Commission (the "SEC") and give the notices required by Rule 17g-1(g);
and further

         RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

THE BLACKROCK CLOSED-END TRUSTS
JOINT INSURED BOND AGREEMENT

AGREEMENT, made as of this 30th day of May, 2007, between the investment companies listed on Schedule A (each an "Insured" and together, the "Insureds") pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, as amended (the "1940 Act"), relating to the Insureds' joint insured bond (the "Bond").

The undersigned hereby consent to additional closed-end investment companies advised by BlackRock Advisors, LLC or its affiliates being named as additional Insureds under the Bond and this Agreement, and an officer of the BlackRock Closed-End Trusts shall periodically revise Schedule A to reflect any such additions.  The Secretary of the  BlackRock Closed-End Trusts or his or her designee may maintain the official version of Schedule A, as it may be revised from time to time pursuant to this Agreement, in electronic format.

The undersigned hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by one or more of the Insureds, each Insured entitled to share in such recovery shall receive an equitable and proportionate share of the recovery, and in all such events such share of the recovery shall be an amount that is at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act.

By and on behalf of each of the Insureds

/s/ Vincent B. Tritto
Name:  Vincent B. Tritto
Title: Secretary

SCHEDULE A

BlackRock Broad Investment Grade 2009 Term Trust Inc.
BlackRock Broad Investment Grade 2009 Term Trust Inc. Sub.
BlackRock California Insured Municipal 2008 Term Trust Inc.
BlackRock California Insured Municipal Income Trust
BlackRock California Investment Quality Municipal Trust Inc.
BlackRock California Municipal 2018 Term Trust
BlackRock California Municipal Bond Trust
BlackRock California Municipal Income Trust
BlackRock California Municipal Income Trust II
BlackRock Core Bond Trust
BlackRock Dividend AchieversTM Trust
BlackRock Enhanced Dividend AchieversTM Trust
BlackRock Florida Insured Municipal 2008 Term Trust
BlackRock Florida Municipal 2020 Term Trust
BlackRock Florida Insured Municipal Income Trust
BlackRock Florida Investment Quality Municipal Trust
BlackRock Florida Municipal Bond Trust
BlackRock Florida Municipal Income Trust
BlackRock Global Energy and Resources Trust
BlackRock Global Equity Income Trust
BlackRock Global Floating Rate Income Trust
BlackRock Global Opportunities Equity Trust
BlackRock Health Sciences Trust
BlackRock High Income Shares
BlackRock High Yield Trust
BlackRock Income Opportunity Trust Inc.
BlackRock Income Trust Inc.
BlackRock Insured Municipal 2008 Term Trust Inc.
BlackRock Insured Municipal Income Trust
BlackRock Insured Municipal Term Trust
BlackRock International Growth and Income Trust
BlackRock Investment Quality Municipal Trust Inc.
BlackRock Limited Duration Income Trust
BlackRock Long-Term Municipal Advantage Trust
BlackRock Maryland Municipal Bond Trust
BlackRock Municipal 2018 Term Trust
BlackRock Municipal 2020 Term Trust
BlackRock Municipal Bond Trust
BlackRock Municipal Income Trust
BlackRock Municipal Income Trust II
BlackRock New Jersey Investment Quality Municipal Trust Inc.
BlackRock New Jersey Municipal Bond Trust
BlackRock New Jersey Municipal Income Trust
BlackRock New York Insured Municipal 2008 Term Trust Inc.
BlackRock New York Insured Municipal Income Trust
BlackRock New York Investment Quality Municipal Trust Inc.
BlackRock New York Municipal 2018 Term Trust
BlackRock New York Municipal Bond Trust
BlackRock New York Municipal Income Trust
BlackRock New York Municipal Income Trust II
BlackRock Pennsylvania Strategic Municipal Trust
BlackRock Preferred and Equity Advantage Trust
BlackRock Preferred Opportunity Trust
BlackRock Real Asset Equity Trust
BlackRock Strategic Bond Trust
BlackRock Strategic Dividend AchieversTM Trust
BlackRock Strategic Municipal Trust
BlackRock Virginia Municipal Bond Trust
BlackRock World Investment Trust
S&P Quality Rankings Global Equity Managed Trust

Remainder of Page Intentionally Left Blank